UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number:	001-14157 (Telephone and Data Systems, Inc.)
001-09712 (United States Cellular Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL 60631

Telephone and Data Systems, Inc.
Tax–Deferred Savings Plan
Financial Report
December 31, 2022

Report of Independent Registered Public Accounting Firm - BDO USA, LLP	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information
Schedule of Assets (Held at End of Year)	10

Exhibits	11

No.	Description
23	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

BDO USA, LLP

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee and Plan Participants of
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
Madison, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan's auditor since 2022.

Madison, Wisconsin
May 31, 2023

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

(Dollars in thousands)	2022	2021
Assets
Investments, at fair value	$1,333,849	$1,590,557
Receivables
Accrued income	201	84
Contributions receivable from participants and employer	3,642	3,118
Notes receivable from participants	13,529	13,255
Total receivables	17,372	16,457

Total assets	1,351,221	1,607,014

Liabilities
Distributions in transit and other	19	33
Due to broker for securities sold	111	100
Total liabilities	130	133

Net assets available for benefits	$1,351,091	$1,606,881

The accompanying notes are an integral part of these financial statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

(Dollars in thousands)
Additions to plan assets attributed to
Interest and dividends	$14,494

Interest income on notes receivable from participants	619

Contributions:
Participant	71,846
Participant rollover	5,705
Employer	27,878
Total contributions	105,429

Total additions	120,542

Deductions from plan assets attributed to
Net depreciation in fair value of investments	284,692
Benefits paid to participants	90,129
Administrative expenses	1,511
Total deductions	376,332

Net decrease	(255,790)

Net assets available for benefits:
Beginning of year	1,606,881

End of year	$1,351,091

The accompanying notes are an integral part of these financial statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2022 and 2021
Notes to Financial Statements

Note 1 Description of the Plan
The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan official plan document or summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a contributory tax-qualified profit sharing plan established by Telephone and Data Systems, Inc. (TDS or the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the administrator and sponsor of the Plan and The Northern Trust Company (Northern Trust) is the directed trustee and asset custodian of the Plan. Northern Trust also provides record keeping and reporting services to the Plan in conjunction with Alight Solutions (Alight), the Plan's third party administrator. All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age 18 or older generally are eligible to participate. The Plan allows eligible employees to enter the Plan upon the later of 30 days of continuous service with the employers or their 18th birthday. Participation in the Plan is voluntary, however, any eligible employee who does not enroll on his or her own, or opt out of automatic enrollment, will be automatically enrolled in the Plan starting on his or her eligibility date (or as soon as practicable thereafter).
Contributions
Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions). The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan, or exceed the maximum annual contribution amount per participant set forth in the Internal Revenue Code (IRC).  Eligible employees and participants (including terminated participants with a balance) may also contribute amounts representing eligible distributions from other qualified plans or individual retirement accounts including the Telephone and Data Systems, Inc. Pension Plan (rollover contributions).
Newly eligible employees with 30 days of continuous service are automatically enrolled in the Plan on a pre-tax basis at a 6% deferral rate with the rate increasing by 1% annually until it reaches 15%, unless an employee elects otherwise. The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative for automatic enrollment. Non-contributing employees may from time to time be re-enrolled unless they make an affirmative election at the time of the re-enrollment not to participate.
The employer matching contribution is 100% of the first 3% of a participant’s before-tax and designated Roth contributions and 40% of the next 2% of before-tax and designated Roth contributions.
Participants' Accounts and Investment Options
Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer matching contributions and investment income, and reduced by investment losses and fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
The Plan's assets are overseen by the Investment Management Committee. The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants (or in the absence of such a direction, as determined by the Investment Management Committee). Participants may invest their accounts in a variety of investment options as more fully described in the Plan's summary plan description and other Plan materials. Participants may change their investment elections via telephone or internet. Participants can direct no more than 20% of their contributions into the TDS Common Stock Fund and United States Cellular Corporation (UScellular) Common Stock Fund on a combined basis. UScellular is a TDS subsidiary.
Vesting
Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus earnings thereon. Vesting in employer matching contributions plus earnings thereon is based on years of vesting service. Employer matching contributions plus earnings thereon vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.
A participant also becomes 100% vested in employer matching contributions plus earnings thereon upon termination of employment after attaining age 65 or due to death or total and permanent disability (as defined in the Plan and determined by the disability insurer).
Forfeited Accounts
For the year ended December 31, 2022, forfeited non-vested accounts used to reduce employer contributions were $0.7 million.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2022 and 2021
Notes to Financial Statements

Payment of Benefits
Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment, partial distribution (of not less than $500) or installments. Alternatively, a terminated participant generally may rollover the eligible portion of his or her vested benefits to an eligible retirement plan or individual retirement account. Participants experiencing a qualified financial hardship, on a qualified military leave or who have attained age 59½ may withdraw a portion of their vested account balance as defined in the Plan while employed by TDS and its subsidiaries. While employed by TDS and its subsidiaries, participants also may take a distribution of a portion of their vested account following the birth or adoption of their child.

Notes Receivable from Participants
Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions and related earnings). Participants may only have one note outstanding at a time and such note is secured by the remaining balance in the participant's account. The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed. Principal and interest are generally paid ratably through after-tax payroll deductions. Participants who terminate employment and have an outstanding loan balance generally may continue to make monthly loan repayments following their termination. The repayment period on the note generally ranges from one to five years. Notes are considered delinquent if two consecutive note payments are not received. If the delinquency is not cured, the loan will be considered in default and taxation of the loan balance to the participant will occur.

Termination of Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.
Plan Expenses
Certain administrative, recordkeeping and trustee fees, as well as investment option expenses, are paid by Plan participants. Legal, auditing and investment consulting fees are paid by TDS. Plan participants also pay participant-initiated transaction fees (such as distribution, withdrawal, loan and Qualified Domestic Relations Order fees).
Note 2 Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value.  See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s investments. The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.
Net depreciation in fair value of investments included in the accompanying Statement of Changes in Net Assets Available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period, or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the year.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant notes are reclassified as distributions in accordance with the terms of the Plan document. Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year).

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2022 and 2021
Notes to Financial Statements

Payment of Benefits
Benefit payments are recorded when paid.
Risks and Uncertainties
The Plan invests in various investment securities, including mutual funds, common/collective trusts, and employer common stock. Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3 Fair Value Measurements
Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants.
The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements.

Level 1 - inputs include quoted market prices for identical assets or liabilities in active markets.

Level 2 - inputs include quoted market prices for similar assets or liabilities in active markets or quoted market prices for identical assets or liabilities in inactive markets.

Level 3 - inputs are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. At December 31, 2022 and 2021, the Plan held no Level 2 or Level 3 assets. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common Stock and UScellular Common Stock based on the closing price reported in the active market in which the securities are traded. These securities are classified as Common Stock of the Plan Sponsor and Subsidiary. The Plan also values mutual funds based on the closing price reported in the active market in which the individual securities are traded.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2022 and 2021
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value at December 31, 2022 and 2021, respectively.

December 31, 2022	Level 1	Total
(Dollars in thousands)
Mutual Funds	$693,669	$693,669
Common Stock of Plan Sponsor and Subsidiary	12,228	12,228
Total investments in the fair value hierarchy	$705,897	$705,897
Common/Collective Trusts measured at net asset value
Target retirement(1) (2)		425,044
Bond(1) (3)		97,007
Investment contracts(1) (4)		105,901
Total investments at fair value		$1,333,849

December 31, 2021	Level 1	Total
(Dollars in thousands)
Mutual Funds	$865,633	$865,633
Common Stock of Plan Sponsor and Subsidiary	18,666	18,666
Total investments in the fair value hierarchy	$884,299	$884,299
Common/Collective Trusts measured at net asset value
Target retirement(1) (2)		503,098
Bond(1) (3)		107,132
Investment contracts(1) (4)		96,028
Total investments at fair value		$1,590,557

(1) Certain investments that are measured at fair value using the net asset value (NAV per share or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(2) The Vanguard Target Retirement Trusts invest mainly in mutual funds with the remainder invested in money market funds. The fair value of these trusts is calculated using the market approach which values the underlying investments of the trust based on observable market prices. These trusts are measured at fair value based on the NAV per share.

(3) The BlackRock Intermediate Government/Credit Bond Index Fund F (BlackRock Bond Fund) is a bank maintained collective investment fund that invests in bond index funds and other short-term investments. The fair value is calculated using the market approach which values the underlying investments in the fund using observable inputs for similar assets. The BlackRock Bond Fund is measured at fair value based on the NAV per share.

(4) The Vanguard Retirement Savings Trust II is a collective trust that invests in the Vanguard Retirement Savings Master Trust, which invests in traditional and synthetic investment contracts backed by investments issued by insurance companies and banks. The fair value is determined based on the underlying investments of the common trust as traded in active markets or valued using significant observable inputs. The NAV for the investment contracts is $1 per share.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2022 and 2021
Notes to Financial Statements

The following tables summarize the Plan’s investments that are measured at fair value based on the net asset value per share at December 31, 2022 and 2021, respectively.

December 31, 2022	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period(1)
(Dollars in thousands)
Common/Collective Trusts
Target retirement	$425,044	$—	Daily	One month
Bond	97,007	—	Daily	One month
Investment contracts	105,901	—	Daily	Twelve months

December 31, 2021	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period(1)
(Dollars in thousands)
Common/Collective Trusts
Target retirement	$503,098	$—	Daily	One month
Bond	107,132	—	Daily	One month
Investment contracts	96,028	—	Daily	Twelve months
(1) There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

Note 4 Parties-in-Interest
Transactions between the Plan and certain parties meet the definition of parties-in-interest transactions under the provisions of ERISA (Parties-in-interest transactions).

Transactions with Northern Trust, the directed trustee of the Plan, Alight, provider of certain reporting and administrative services to the Plan, and BlackRock Institutional Trust Company, National Association (BlackRock), provider of investment management services, are Parties-in-interest transactions. The aggregate cost of trustee, administrative and investment management charges to the Plan by Northern Trust, Alight, and BlackRock was $1.5 million for the year ended December 31, 2022.

The Plan made participant-directed purchases of $3.6 million and sales of $2.2 million of TDS and UScellular Common Stock on an aggregate basis for the year ended December 31, 2022, which are Parties-in-interest transactions.
Outstanding Notes receivable from participants, and the related interest income on Notes receivable from participants, for the year ended December 31, 2022 are presented on the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, respectively.
Note 5 Tax Status
The Plan obtained its latest determination letter on February 25, 2015 in which the Internal Revenue Service stated that the Plan, as designed, complied with the applicable requirements of the IRC, and the related trust was exempt from taxation. The Plan has been amended since the receipt of the determination letter. The Plan Administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt at December 31, 2022.
Management evaluated the Plan’s tax positions and took no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2022 or 2021. The Plan is subject to audits by taxing jurisdictions; however, for tax periods in progress, there have been no such audits.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
December 31, 2022 and 2021
Notes to Financial Statements

Note 6 Reconciliation of Financial Statements to Form 5500
A reconciliation between the financial statements and Form 5500 at December 31, 2022 and 2021 is as follows:

(Dollars in thousands)	2022	2021
Total net assets per Form 5500, Schedule H	$1,351,041	$1,606,797
Deemed distributions of notes receivable from participants	50	84
Net Assets Available for Benefits Per Financial Statements	$1,351,091	$1,606,881

Change in net assets per Form 5500, Schedule H	$(255,756)
Change in deemed distributions of notes receivable from participants	(34)
Changes in Net Assets Available for Benefits Per Financial Statements	$(255,790)
Note 7 Subsequent Events
The Plan’s management evaluated subsequent events from December 31, 2022 through May 31, 2023, the date these financial statements were issued. There have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2022 and for the year then ended.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan 003 EIN 36-2669023
December 31, 2022
(Dollars in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common/Collective Trusts
	Vanguard	Retirement Savings Trust II	**	$105,901
	Vanguard	Target Retirement Income and Growth Trust I	**	1,142
	Vanguard	Target Retirement Income Trust I	**	11,835
	Vanguard	Target 2020 Retirement Trust I	**	15,458
	Vanguard	Target 2025 Retirement Trust I	**	42,033
	Vanguard	Target 2030 Retirement Trust I	**	56,241
	Vanguard	Target 2035 Retirement Trust I	**	63,396
	Vanguard	Target 2040 Retirement Trust I	**	60,210
	Vanguard	Target 2045 Retirement Trust I	**	64,894
	Vanguard	Target 2050 Retirement Trust I	**	59,483
	Vanguard	Target 2055 Retirement Trust I	**	35,382
	Vanguard	Target 2060 Retirement Trust I	**	12,407
	Vanguard	Target 2065 Retirement Trust I	**	2,320
	Vanguard	Target 2070 Retirement Trust I	**	243
*	BlackRock	Intermediate Government/Credit Bond Index Fund F	**	97,007
	Total Common/Collective Trusts			627,952

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	Common Stock	**	6,817
*	United States Cellular Corporation	Common Stock	**	5,411
	Total Common Stock of Plan Sponsor and Subsidiary			12,228

	Mutual Funds
	Vanguard	Institutional Index Fund Institutional Plus Shares	**	184,603
	Vanguard	Small Cap Value Index Fund	**	69,754
	Vanguard	Value Index Fund	**	96,817
	Vanguard	Small Cap Growth Index Fund	**	59,464
	Vanguard	Growth Index Fund	**	148,822
	Vanguard	Total International Stock Index Fund	**	133,975
*	Northern Institutional Funds	U.S. Government Select Portfolio	**	234
	Total Mutual Funds			693,669

*	Participant Loans	Interest rates range from 4.25% to 8.25%, maturing through December 2027		13,479
				$1,347,328
* Represents a party-in-interest, as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.

Exhibits

Exhibit Number	Description of Documents

Exhibit 23	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ Anita J. Kroll
Anita J. Kroll
Vice President - Controller and Chief Accounting Officer

Dated:	May 31, 2023